Exhibit 99.1

PRESS RELEASE

AerCap Holdings N.V. Announces Transactions for the First Quarter 2013

Amsterdam, The Netherlands; April 11, 2013 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) today announced the completion of 31 aircraft transactions during the first quarter 2013:

•                  Signed new lease agreements for ten aircraft,

•                  Delivered nine aircraft under contracted lease agreements,

•                  Purchased nine new aircraft,

•                  Closed the sale of three aircraft, and

•                  Signed financing transactions for $100 million.

	First Quarter 2013
Transaction Overview	Owned	Managed	Total
Lease Agreements
Contracts	10	—	10
Deliveries
Closed	9	—	9
Purchases
Closed	9	—	9
Contract Signed, to be Delivered	—	—	—
Sales
Closed	3	—	3
Contract Signed, to be Delivered	—	—	—

Lease Activities: Contracts Signed for Ten Aircraft — Nine Aircraft Delivered

New Lease Agreements

AerCap signed new lease agreements for ten aircraft in the first quarter 2013:

•                  Five new Boeing 737-800s for American Airlines as part of the American Airlines sale and leaseback arrangement (U.S.A.),

•                  Two Boeing 737-700s for Southwest Airlines (U.S.A.),

•                  One Airbus A320 for Frontier Airlines (U.S.A.),

•                  One Airbus A320 for Smartlynx Airlines (Latvia), and

•                  One Airbus A319 for TAME (Ecuador).

The average term of lease agreements and letters of intent for new aircraft signed during the past 12 months was 150 months. The average term of lease agreements and letters of intent for used aircraft in that period was 68 months.

Deliveries

AerCap completed nine deliveries under contracted lease agreements in the first quarter:

•                  Five new Boeing 737-800s to American Airlines as part of the American Airlines sale and leaseback arrangement (U.S.A.),

•                  One new Boeing 737-800 to VRG (Brazil),

•                  One new Airbus A320 to Virgin America (U.S.A.),

•                  One Boeing 737-700 to Southwest Airlines (U.S.A.), and

•                  One Boeing 737-800 to Sriwijaya Air (Indonesia).

Purchase Activities: Purchases Closed for Nine Aircraft

AerCap purchased seven new Boeing 737-800s including one aircraft contracted for sale to AerDragon, one new Airbus A330-300 and one new Airbus A320-200 during the first quarter.

Sales Activities: Three Aircraft Sold

During the first quarter, AerCap closed sales transactions for one new Airbus A330-300, one new Boeing 737-800 to AerDragon and one MD11 freighter from its owned portfolio. In addition to the completed sales transactions, AerCap signed letters of intent for the sale of two Boeing 737s from its managed portfolio.

Debt Facilities: $100 Million Completed During the First Quarter

In the first quarter, AerCap closed financing transactions for approximately $100 million.

Portfolio Summary

As of March 31, 2013, AerCap’s portfolio consisted of 323 aircraft that were either owned, on order, under contract, letter of intent or purchase option, or managed. The average age of the owned fleet as of March 31, 2013 is 5.1 years and the average remaining contracted lease term is 6.9 years.

About AerCap

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com www.aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com